Exhibit 1

     FOR IMMEDIATE RELEASE

July 7, 2004

     Contact Information:
     Nissin Co., Ltd.
     Hitoshi Higaki
     Managing Director and General Manager,
     Operations Control Div.
     Tel: (TOKYO) +81-3-3348-2424
     Email: info-ir@nissin-f.co.jp

Nissin Makes an Additional Capital Contribution to Venture Link Co., Ltd.

This is to notify that Nissin Co., Ltd. (“Nissin”) has agreed to accept a third-party stock allocation from Venture Link Co., Ltd. (“Venture Link”), a supporter of franchises in the service industry, on July 28, 2004 to further develop its joint business activities with Venture Link.

1.	Reasons for the Capital Contribution

Aiming to become a new type of non-bank that offers total financial solutions, Nissin has strongly promoted a financial version of an OEM strategy (to respond to business owners’ financial needs by promoting alliances with firms in and outside its industry and combine the brand value and customer bases of our alliance partners with Nissin’s credit expertise).
Venture Link is concentrating its personnel and resources into business areas that will strengthen its operations as a “franchise factory” (i.e., to discover and cultivate better franchise (“FC”) businesses, recruit new FC members, provide management guidance to FC offices, etc.). Along with this strategy, Venture Link is concentrating on reducing its interest-bearing debts and disposing of certain assets to establish a stable earning structure and strengthen its financial position.
The Nissin Group and Venture Link are mutually developing their businesses pursuant to an agreement executed on November 12, 2003, and we believe that the positive effects of this agreement on their businesses are becoming apparent.
As for Nissin, by combining Nissin’s credit expertise with the network of Venture Link, it is possible not only to respond to FC offices’ financial needs but also to expand its more promising real estate finance business (project finance secured by real estate to condominium developers, etc.) to create a new channel for its products and expand its other related businesses.
Nissin accepts personnel from Venture Link at NIS Lease Co., Ltd. (a wholly-owned subsidiary of Nissin), which has contributed to the expansion of business operations in leasing, installment selling, and credit guarantee. In the future, Nissin expects to expand its business of guaranteeing accounts receivable.
By strengthening its relations with Nissin, Venture Link will expand its businesses (a membership fee business, discovery and cultivation of better FCs, provision of management guidance to FC offices, etc.) by offering a diverse product line to its FCs and its members. Nissin plans to second director(s) and statutory auditor(s) to reinforce the financial position and corporate governance system of Venture Link.

2.	Details of the Capital Tie-up
Nissin has agreed to accept 7,407,400 (approximately ¥2 billion) of the new shares (a total of 37,036,800 shares amounting to approximately ¥10 billion) to be issued by Venture Link. As a result, Nissin will hold a 9.6% stake in Venture Link after the transaction is completed.

3.	Overview of the Partner Company

Company Name	:	Venture Link Co., Ltd. (TSE 1st Section — Code No. 9609)
Main Business Operations	:	Recruiting of new franchise chain stores and providing guidance to member stores as a business agency
Established	:	March 1, 1986
Location	:	1-13, Kotobuki 2-chome, Taito-ku, Tokyo
Representative	:	Nobuhiko Matsumoto
Operating Revenue (Consolidated)	:	¥60,956.86 million (Year ended May 31, 2004)
Ordinary Income (Consolidated)	:	¥ – 3,479.48 million (Year ended May 31, 2004)
Post-Participation Capital	:	¥13,222 million
Post-Participation No. of Shares Outstanding	:	127,911,823
Post-Participation Shareholder Ratio	:	Gyosei Co., Ltd.	13.4%
		Nissin Co., Ltd.	9.6%
		Link Consulting Associate Japan Corporation	7.7%
		Value Creation Inc.	6.2%
		Deutsche Bank AG	4.4%
		Tower K1J-Fund managed by Tower Investment Management Co., Ltd.	4.3%

4.	Impact on Financial Performance
We believe that impact of the capital contribution described above on Nissin’s financial performance for this fiscal year is small.

In the future, we will continue to form alliances with partners in a variety of industries. Through such efforts, Nissin will be able to provide more non-traditional financial services to companies, develop new customer channels, enhance its group corporate strategy and develop into a stronger non-banking institution.

END